FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:    Name and Address of Company

LUNDIN MINING CORPORATION (the "Company" or "Lundin Mining")
2101 - 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 689-7842

Item 2:     Date of Material Change

April 4, 2005

Item 3:     News Release

The news release was disseminated on April 4, 2005 through the facilities of the Canadian Corporate News and subsequently filed on SEDAR.

Item 4:     Summary of Material Change

Mr. Anders Haker is appointed Chief Financial Officer of the Company effective as of April 4, 2005.

Item 5:     Full Description of Material Change

The Company announced the appointment of Mr. Anders Haker as Chief Financial Officer of the Company effective as of April 4, 2005. Mr. Haker has more than 18 years professional experience in accounting and financial management. He is a graduate of the University of Uppsala and holds a Bachelor of Business Administration. A Swedish citizen, Mr. Haker began his career at Price Waterhouse in Stockholm as an auditor and then joined Trelleborg Group, a large industrial group with operations in over 40 countries worldwide, as Head of Accounting of Trelleborg Finance BV and subsequently Financial Controller. More recently, Mr. Haker was Executive Vice President and CFO of the Boliden group in Toronto and Stockholm.

Item 6:    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:    Omitted Information

Not applicable.

Item 8:     Executive Officer

Edward F. Posey
President
Tel: (604) 689-7842

Dated at Vancouver, British Columbia, this 4th day of April, 2005.

LUNDIN MINING CORPORATION

By:	"Jean R. Florendo" (signed)
Jean R. Florendo, Corporate Secretary